MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the third quarterly period of fiscal 2008 (three months ended January 31, 2008) compared to the same period of fiscal 2007 (three months ended January 31, 2007). Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the three months ended January 31, 2008 (“Q3 2008”) with the comparable period a year earlier (the three months ended January 31, 2007 (“Q3 2007”)). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the period ended January 31, 2008.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States.

Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

This MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company’s Note Regarding Forward Looking Statements in Section 15 for further information.

1. FISCAL 2008 THIRD QUARTER REVIEW

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

El Dorado Gold Project, El Salvador

During Q3 2008, Pacific Rim completed an updated resource estimate for the El Dorado gold project, incorporating the recently delineated Balsamo deposit into the project’s resource base.

The El Dorado project now comprises six defined deposits that together contain estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined plus an additional 0.3 million gold equivalent ounces in the Inferred category.

The El Dorado drill program is now focused on exploring the gold-bearing Cerro Alto and La Luz veins immediately east of the Balsamo vein and on testing the northerly strike extensions of the Balsamo and Cerro Alto veins.

Full details of the updated El Dorado resource estimate along with additional information regarding the El Dorado project are presented in Section 2.

Santa Rita Gold Project, El Salvador

During Q3 2008 Pacific Rim conducted a trenching and sampling program at the Santa Rita gold project. Twenty-six trenches were dug, exposing the full width of the southeast end of the 2 km long Trinidad vein, which was known from the Company’s previous sampling of surface exposures to contain locally high gold grades. The trenching program results indicate that the Trinidad vein, where exposed by the trenches, is up to 5.7 meters wide (compared to 1-2 meters wide as suggested by the Company’s previous surface sampling program), with, in many cases, high gold grades throughout its width.

Additional details regarding the Santa Rita project and the recent trenching program are presented in Section 2.

Sale of the Denton-Rawhide Open Pits

During Q3 2008, Pacific Rim announced that the Rawhide Joint Venture partners (Pacific Rim and Kennecott Rawhide Mining Company) signed an amendment to the October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV extending the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October 31, 2008.

Additional details regarding the Denton-Rawhide land sale are presented in Section 3.

Financing

In February, 2008, subsequent to the end of the Company’s third fiscal 2008 quarterly period, the Company announced its intention to raise up to CDN $5,040,000 by way of a non-brokered private placement of 4,800,000 Units, consisting of one share plus one share purchase warrant. As a result of strong investor interest, the financing was subsequently increased to a maximum of 6,711,000 Units for CDN $7,046,550.

Additional details regarding the private placement financing are presented in Section 6.

Financial Highlights* (all amounts in thousands of US dollars, except per share amounts)

	Three Months ended January 31, 2008 (Q3 2008)	Three Months ended January 31, 2007 (Q3 2007)	Nine Months ended January 31, 2008	Nine Months ended January 31, 2007
Revenue	$2,095	$1,044	$6,187	$5,249
Cost of Sales	$1,807	$544	$4,208	$3,242
Exploration expenditures	$3,273	$2,374	$8,996	$7,007
Loss before taxes and discontinued operations	$(3,703)	$(2,884)	$(8,035)	$(7,272)
Loss for the period	$(3,703)	$(2,974)	$(6,701)	$(6,375)
Loss per share - basic and diluted	$(0.03)	$(0.03)	$(0.06)	$(0.06)
Cash Flow used for operating activities	$(3,507)	$(3,214)	$(8,571)	$(5,903)
Net increase (decrease) in cash and cash equivalents	$(364)	$(410)	$(1,741)	$(807)
Weighted Average Common shares outstanding (basic and diluted)	110,053,862	106,883,497	109,920,529	106,519,077

	January 31, 2008		April 30, 2007
Cash and cash equivalents	$755		$2,496
Total assets	$14,984		$21,494
Total liabilities	$4,104		$4,857
Working Capital	$2,279		$9,297
*unaudited

Net Loss

For the three month period ended January 31, 2008, Pacific Rim recorded a net loss of $3.7 million or $(0.03) per share, compared to a net loss of $3.0 million or $(0.03) per share for the three month period ended January 31, 2007. Sales revenues more than doubled quarter over quarter ($2.1 million for Q3 2008 compared to $1.0 million for Q3 2007) but this increase was offset by substantially higher cost of sales ($1.8 million for Q3 2008 compared to $0.5 million for Q3 2007), leading to a $0.2 million decrease in mine operating income from $0.5 million in Q3 2007 to $0.3 million for Q3 2008. Exploration expenditures increased to $3.3 million for Q3 2008 (compared to $2.4 million for Q3 2007), which, when combined with the decrease in mine operating income, led to a net loss of $3.7 million for Q3 2008 (compared to $3.0 million for Q3 2007).

Additional details regarding Results of Operations are provided in Section 4.

Liquidity and Financial Condition

At January 31, 2008 Pacific Rim’s cash and cash equivalents totaled $0.8 million, a decrease of $0.3 million from the $1.1 million balance as of October 31, 2007 (the end of the Company’s second quarter of fiscal 2008) and a decrease of $1.7 million from the April 30, 2007 balance of $2.5 million, (the end of the Company’s previous fiscal year). At January 31, 2008, temporary investments and bullion were $1.6 million and $1.2 million respectively, compared to $4.8 million and $1.4 million respectively at October 31, 2007 and $7.9 million and $0.8 million respectively at April 30, 2007. The total of cash and cash equivalents, temporary investments and bullion (which in the Company’s opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) at January 31, 2008 was $3.5 million compared to $7.3 million at October 31, 2007 and $11.2 million at April 30, 2007, a decrease of $3.8 million over the three months ended January 31, 2008 and $7.7 million over the nine months ended January 31, 2008.

During Q3 2008 the Company received cash flow from the following sources: $3.1 million from the redemption of temporary investments; and $0.3 million from the Denton-Rawhide residual leach operation. Outlays of cash during Q3 2008 included: $3.3 million in direct exploration expenditures; and $0.5 million on direct general and administrative expenses. The net of these cash inflows and outlays was a decrease in cash and cash equivalents during Q3 2008 of $0.3 million.

The Company’s total assets at January 31, 2008 were $15.0 million compared to $21.5 million at April 30, 2007. At the end of Q3 2008, the Company’s current assets stood at $4.0 million (compared to $11.8 million at April 30, 2007) and current liabilities at $1.8 million (compared to the April 30, 2007 amount of $2.5 million). The Company has no debt. The $7.8 million decrease in current assets combined with the $0.8 million reduction in current liabilities, resulted in a $7.0 million reduction in working capital from $9.3 million at April 30, 2007 to $2.3 million at January 31, 2008.

Additional details regarding Liquidity, Capital Resources and Financial Condition are provided in Section 6.

Production

Pacific Rim’s share of production from the Denton-Rawhide operation during the third quarter of fiscal 2008 was 1,683 ounces of gold and 10,342 ounces of silver at a total cash production cost of $896 per ounce of gold produced (net of silver credits).

Gold production from Denton-Rawhide during the third quarter of fiscal 2008 was approximately 47% lower than in the same quarter of fiscal 2007; a continuation of the predominant trend toward declining production at Denton-Rawhide typical of the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. While production at Denton-Rawhide is on a downward trend, it dropped significantly below the trend line during Q2 2008 and remained lower than anticipated during Q3 2008. This marked production decrease is in part attributable to the replacement during Q2 2008 and into Q3 2008 of the Merrill-Crowe circuit with an expansion of the existing carbon circuit in the mine’s processing facility, as well as the typical cyclical production decline that occurs at Denton-Rawhide during the winter months.

In lieu of the Merrill-Crowe, the carbon circuit is currently being expanded, which is expected to cut processing costs by reducing the cost of consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of silver no longer recovered by reducing consumables, primarily cyanide and zinc. The Denton-Rawhide mine operators are implementing a number of production optimization techniques in order to maximize the recovery of gold from the heap leach pile. While these efforts have in the past resulted in short term improvements in production and may do so in the future, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal cash flow budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Additional details regarding Mining Operations are provided in Section 3.

2. PROJECT DEVELOPMENTS AND EXPLORATION ACTIVITY

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. During Q3 2008, the Company’s exploration efforts focused on completing an updated resource estimate for the El Dorado project and exploration drilling of the Cerro Alto and La Luz veins.

Pacific Rim’s exploration activities elsewhere in El Salvador during Q3 2008 included a resumption of exploration work, consisting of a surface trenching program at the Santa Rita gold project, ongoing surface mapping, sampling and target generation programs at the Zamora-Cerro Colorado project, and regional reconnaissance elsewhere in El Salvador as part of its project generation efforts.

Pacific Rim’s business model has been to utilize its cash and temporary investments on hand, plus cash flow from gold production from its 49% interest in the Denton-Rawhide Mine in Nevada to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economic analysis, community relations initiatives and project generation. The Company’s available sources of cash and anticipated cash flow from production and the sale of non-core assets are not sufficient to fully fund underground development or mine construction at El Dorado.

The Company’s exploration work during Q3 2008 is discussed below. Additional details and background information regarding the Company’s exploration projects are provided in its 2007 Annual Report available at www.pacrim-mining.com or www.sedar.com.

El Dorado Gold Project, El Salvador

Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold at an average head grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill process.

Readers are referred to the Company’s 2007 Annual Report for a thorough description of the El Dorado project claims and tenure.

Exploration Developments

Pacific Rim’s primary exploration development at the El Dorado project during the third quarter of fiscal 2008 was the completion and publication of an updated resource estimate for the project that incorporates the Balsamo deposit into the project’s total resources.

Full details of the 2008 El Dorado resource estimate, by deposit and resource category, are presented below. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the Balsamo deposit, where a definition drilling program was completed during Q2 2008. The Balsamo deposit has added approximately 17% to the Measured and Indicated resources and 39% to the Inferred resources, compared to those tabulated in the 2006 El Dorado resource estimate. The resources presented below for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the 2006 El Dorado resource estimate.

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED ALL DEPOSITS	780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED ALL DEPOSITS	3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED & INDICATED ALL DEPOSITS	4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED ALL DEPOSITS	839,300	9.45	255,000	70.89	1,913,000	10.47	282,400
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters)
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) Resources for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the July 2006 El Dorado Resource Estimate (see Section 15)

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this document would not be permitted in reports of U.S. Companies filed with the SEC.

The resources above were estimated using a gold equivalent cut-off grade of 4.0 g/t, where gold equivalents are based on a silver to gold ratio of 70:1, and greater than a grade-times-thickness of 4 (g AuEq/t x meters). The resources were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into three dimensional grade thickness models. Each of the three veins comprising the Minita resource, ten veins comprising the South Minita resource, and five veins comprising the Balsamo resource were estimated separately.

Following completion of delineation drilling at the Balsamo deposit, the Company has focused its exploration drilling on the recently discovered Cerro Alto vein, approximately 200 meters east of the Balsamo vein. Another parallel gold-bearing 200 meters further to the east, the La Luz vein, was identified while testing Cerro Alto. While attractive gold grades have been encountered in both Cerro Alto and La Luz, additional drill testing is required on both veins in order to determine the extent of the mineralization.

A complete list of Pacific Rim’s drill results to date is available on the Company’s website.

El Dorado Economic Studies

In January 2005 the Company published a pre-feasibility study for the El Dorado project that included an estimation of gold and silver reserves at the Minita deposit alone, and the economic analysis of a proposed mining operation based on these reserves. The El Dorado prefeasibility study is available at www.sedar.com. In reviewing the results of this study, readers are cautioned that significant changes have occurred in a number of the input parameters used in defining the reserves and conducting the economic analysis since its publication in January 2005.

A full feasibility study, utilizing current industry standard input costs and commodity prices, was initiated in fiscal 2007 to investigate the economics of mining the El Dorado project at a higher annual throughput rate (by the inclusion of resources outlined in the South Minita deposit in the July 2006 resource estimate) than that considered in the January 2005 prefeasibility study. In late fiscal 2007 the Company elected to defer completion of the full feasibility study in order to include the resources being drilled at the new Balsamo deposit in addition to the Minita and South Minita resources. Work on the feasibility study will resume as soon as the Company’s engineering consultants can be scheduled and financial resources allotted, anticipated to occur during the Company’s fourth quarter of fiscal 2008 or first quarter of fiscal 2009.

Permitting

The Company is in the process of applying to the El Salvadoran government for an exploitation concession over the portion of the El Dorado project claims that host the majority of the established resources and the proposed mine infrastructure site. The exploitation concession application relies in part on submission of an approved Environmental Impact Study (“EIS”). Pacific Rim submitted a final EIS to El Salvadoran authorities in October 2006 and is currently awaiting its approval.

Readers are referred to the Company’s 2007 Annual Report for a thorough description of the Company’s EIS submission and the exploitation concession application process. No further progress on the El Dorado EIS or the exploitation concession application was made during Q3 2008.

El Salvadoran Mining Law

The National Assembly of El Salvador is currently contemplating reforms to the existing mining law that will strengthen regulation of the industry, requiring stricter environmental standards and mandating social investment in the mining communities. Pacific Rim’s proposed mine design for the El Dorado project is among the most advanced environmental designs in the industry and is believed to be in compliance with the new standards contemplated by the legal reform.

In November 2007, the proposed new mining law was submitted to a joint Environmental and Economic Commission of the El Salvadoran legislative assembly. In its Q2 2008 report to shareholders, the Company stated that the commission was expected to submit the new law to the legislative assembly for vote before the end of calendar 2007, which did not occur. Instead, in January 2008 a new commission was established for the sole purpose of evaluating the draft mining law. The new commission has been meeting regularly since mid-January 2008 to review the law, hear submissions from interested stakeholders, and ultimately to provide a recommendation to the legislative assembly. To date, the new commission has not concluded its review.

Advocates for the new mining law regard it as an important advancement making El Salvador an international model for environmentally and socially responsible mining and Pacific Rim supports this process. While approval of the new mining law is not legally necessary for approval of Pacific Rim’s EIS and exploitation concession application, the Company believes its passing would provide an improved framework around which these critical applications can be evaluated, and may hasten their progress toward final approval. Pacific Rim continues to work within the existing laws of El Salvador and operate under their protection as well as the foreign investment laws of El Salvador and international trade agreements, including the Central American Free Trade Agreement (“CAFTA”).

Summary

The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Virtually all of the $3.3 million spent on exploration during Q3 2008 was expended on the El Dorado project, primarily on the on-going drill program, updated resource estimate, and community relations initiatives.

Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometer (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005 as a result of the Company’s regional project generation efforts. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s El Dorado project, though the two projects host separate low-sulfidation epithermal systems.

During Q3 2008 the Company undertook a surface trenching and sampling program at the Santa Rita project, which revealed bonanza gold grades in the southern portion of the Trinidad vein across significantly wider surface vein widths than previously encountered. Assay composite results for each trench were presented in the Company’s news release #08-02 dated January 23, 2008. The average width of the vein in the 26 trenches reported on is 3.4 meters (ranging from 1.00 to 5.70 meters across) and gold grades ranged from less than 1 g/t to 38.19 g/t gold. Previous surface chip and grab sampling of the Trinidad vein yielded anomalous gold grades of between 6.43 and 118.0 g/t gold over vein widths of 1-2 meters (see Pacific Rim news release #05-15).

Pacific Rim dug these trenches perpendicular to the Trinidad vein exposing its full surface width, over a strike length of approximately 750 meters at intervals of approximately 25 meters, and then mapped, chip sampled, and reclaimed the trenches. An additional 800 meters of the Trinidad vein north of the current work area has yet to be tested by a detailed mapping and sampling program.

As with previous surface sampling along this particular segment of the Trinidad vein where the vein is traced up and over a hill, gold grades appear to be highest on the flanks of the hill and decrease toward the top of the hill. Pacific Rim believes that the top of the ‘productive interval’ at the Trinidad vein is at approximately 390 meters above sea level elevation. Typical of many similar epithermal systems, vein exposures mapped and sampled by the Company above the productive interval (i.e. above 390 meters elevation, at the top of the hill) have returned low gold grades and vein exposures below that elevation (i.e. within the productive interval, on the flanks of the hill) have returned bonanza gold grades.

Pacific Rim resumed limited exploration work at the Santa Rita project during Q3 2008 following its voluntary suspension of work there in late 2006, when Santa Rita became the target of intermittent anti-mining protests led by a small El Salvadoran Non-Governmental Organization (“NGO”) utilizing protestors imported from outside the Santa Rita area (readers are referred to news release #06-24 and #06-25 and the Company’s 2007 Annual Report for additional background information). During the intervening 12 months, the Company purchased the surface rights over the high grade section of the Trinidad vein, giving the Company unlimited access to the property, built new roads to access the vein, and continued its public service and charitable works in the Santa Rita area. In recent months a marked decrease in protest activity at Santa Rita was noted. Consequently, the Company assessed little risk to a resumption of limited exploration work and commenced the trenching program reported on herein. Pacific Rim intends to continue surface exploration at Santa Rita through the coming months.

Other Projects

On-going surface exploration (primarily geologic mapping, surface sampling and vein trenching) continued at the Company’s Zamora/Cerro Colorado project in El Salvador during Q3 2008. Readers are referred to the Company’s 2007 Annual Report for a thorough description of the Zamora/Cerro Colorado project. No material developments occurred on the Zamora/Cerro Colorado project during Q3 2008.

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. If after completing initial exploration on a project the Company believes its ore deposit potential is not evident, the Company will elect to not continue with the project.

Pacific Rim is currently in the process of letting lapse its Carrera, Colina and Rosalito project claims in Chile and Argentina, after initial exploration work on these projects during the past several years failed to identify strong evidence of potential ore deposits.

During Q3 2008 APEX Silver Mines Ltd. notified Pacific Rim that it was electing not to proceed with the San Francisco project joint venture signed with the Company during fiscal 2007. Details regarding this joint venture are available in the Company’s 2007 Annual Report.

3. REVIEW OF OPERATIONS

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Minerals Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide operation during the third quarter of fiscal 2008 was 1,683 ounces of gold and 10,342 ounces of silver at a total cash production cost of $896 per ounce of gold produced (net of silver credits). During the third quarter of fiscal 2007 Pacific Rim’s share of production was 3,158 ounces of gold and 27,742 ounces of silver at a total cash production cost of $278 per ounce of gold produced (net of silver credits).

Production costs per ounce of gold at the Denton-Rawhide operation increased markedly quarter over quarter reflecting the increase in per-ounce costs associated with declining production (typical of residual leach operations nearing the end of its mine life) and the impact on both production and costs of the replacement of the Merrill-Crowe circuit with an expansion of the existing carbon circuit.

For the nine months ended January 31, 2008, Pacific Rim’s share of production from Denton-Rawhide was 6,548 ounces of gold and 48,687 ounces of silver at a total cash production cost of $526 per ounce, compared to 9,183 ounces of gold and 84,262 ounces of silver at a total cash production cost of $354 per ounce for the nine months ended January 31, 2007. As described above, production costs per ounce have increased period over period due primarily to decreases in production.

Gold production from Denton-Rawhide during the third quarter of fiscal 2008 was approximately 47% lower than in the same quarter of fiscal 2007; a continuation of the predominant trend toward declining production at Denton-Rawhide typical of the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. While production at Denton-Rawhide is on a downward trend, it dropped significantly below the trend line during Q2 2008 and remained lower than anticipated during Q3 2008. This marked production decrease is in part attributable to the replacement during Q2 2008 and into Q3 2008 of the Merrill-Crowe circuit and expansion of the existing carbon circuit in the mine’s processing facility, reconfiguration of the heap leach pad that reduced the surface area for leaching, and the typical cyclical production decline that occurs at Denton-Rawhide during the winter months.

In lieu of the Merrill-Crowe, the carbon circuit is currently being expanded, which is expected to cut processing costs by reducing the cost of consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of silver no longer recovered. The Denton-Rawhide mine operators are testing a number of production optimization techniques in order to maximize the recovery of gold from the heap leach pile. While these efforts have in the past resulted in short term improvements in production and may do so in the future, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal short term cash flow budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

The London Gold Fix gold price ranged from $779 to $924 per ounce during Q3 2008, with an average actual gold price of $833 per ounce (compared to an average actual price of $666 per ounce during Q3 2007). The average realized price received by the Company per ounce of gold sold was $802 in Q3 2008 (compared to $631 in Q3 2007).

Production Highlights
	Q3 2008	Q3 2007	First Nine Months Fiscal 2008	First Nine Months Fiscal 2007
Ounces gold produced*	1,683	3,158	6,548	9,183
Ounces silver produced*	10,342	27,742	48,687	84,262
Total cash production cost per ounce	$896	$278	$526	$354
Ounces of gold sold	2,300	1,000	7,300	7,000
Ounces of silver sold	15,000	30,000	65,000	65,000
Average realized gold price	$802	$631	$722	$630
Average actual gold price	$833	$630	$735	$623
*Pacific Rim’s 49% share of Denton-Rawhide production

Forward Sales

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it may sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. The Company had forward sales contracts in place at the start of Q3 2008 for 1,500 ounces of gold in three equal lots, priced at $771, $774 and $777 per ounce, maturing on December 20, 2007, January 24, 2008 and February 21, 2008 respectively. These contracts were delivered on schedule (the first two during Q3 2008 and the last contract subsequent to the end of Q3 2008). No new forward sales contracts were undertaken during Q3 2008. Pacific Rim’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Denton-Rawhide Property Purchase and Sale Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”) signed a Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV to sell to NRRG the land occupying the Denton-Rawhide open pits. In November 2007 the Rawhide Joint Venture and NRRG signed an amendment to the Agreement extending the closing date of the sale to on or before October 31, 2008. All other material details of the agreement, as outlined in the Company’s news releases dated October 28, 2004 (#04-16) and November 3, 2006 (#06-20) remain the same.

Closing of the Agreement is subject to three key provisions including the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the Denton-Rawhide open pits, the subject of the Agreement. The purchase of these land parcels from the Bureau of Land Management (“BLM”) has proven to be a lengthier process than originally estimated. Nonetheless much headway has been made and the Rawhide Joint Venture’s purchase of the BLM land slivers, currently in the final stages, is expected to be completed in the Company’s fourth quarter of fiscal 2008. The remaining two provisions of the Agreement are the obligation of NRRG and have been completed in draft form awaiting the closing of the Agreement.

NRRG intends to operate an approved landfill business utilizing the Denton-Rawhide open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the multi-decade life of the proposed operation. The Agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula that is currently estimated at approximately US $29 million to the Company.

4. RESULTS OF OPERATIONS

For the three month period ended January 31, 2008, Pacific Rim recorded a net loss of $3.7 million or $(0.03) per share, compared to a net loss of $3.0 million or $(0.03) per share for the three month period ended January 31, 2007. Sales revenues more than doubled quarter over quarter ($2.1 million for Q3 2008 compared to $1.0 million for Q3 2007) but this increase was offset by substantially higher cost of sales ($1.8 million for Q3 2008 compared to $0.5 million for Q3 2007), leading to a $0.2 million decrease in mine operating income from $0.5 million in Q3 2007 to $0.3 million for Q3 2008. Exploration expenditures increased to $3.3 million for Q3 2008 (compared to $2.4 million for Q3 2007), which, when combined with the decrease in mine operating income, led to a net loss of $3.7 million for Q3 2008 (compared to $3.0 million for Q3 2007).

For the nine months ended January 31, 2008, the Company recorded a net loss of $6.7 million or $(0.06) per share compared to net loss of $6.4 million or $(0.07) per share for the same period a year earlier. Revenues from gold production were higher for the current nine month period ($6.2 million for the first nine months of fiscal 2008 compared to $5.2 million for the same period the year earlier), despite decreased production, due to the slight increase in volume of gold sales and significant improvement in the realized gold price period over period. Mine operating income was $2.0 million in each of the nine month periods ended January 31, 2008 and January 31, 2007, as sales and cost of sales both increased by similar amounts in both periods. Higher cost of sales reflects increased operating costs associated with the decrease in production period over period (6,548 ounces of gold during the first nine months of fiscal 2008 compared to 9,183 ounces of gold in the same period a year earlier). Exploration expenditures increased ($9.0 million for the first nine months of fiscal 2008 compared to $7.0 million for the first nine months of fiscal 2007) but this increase was offset in part by $0.6 million unrealized foreign exchange gain during the first nine months of fiscal 2008 (compared to an unrealized foreign exchange loss of $0.6 million for the same period a year earlier) reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand period over period. The Company recorded a loss before discontinued operations of $8.1 million for the first nine months of fiscal 2008 (compared to $7.4 million for the same period a year earlier), which was offset by recovery of investment in the Andacollo Mine ($1.4 million for the current period compared to $1.0 million for the same period a year earlier), leading to the net loss for the nine month period ended January 31, 2008 of $6.7 million ($6.4 million for the same period a year earlier).

Revenue

Revenue, consisting entirely of the sale of gold and silver from the Denton-Rawhide mine, was $2.1 million in Q3 2008, compared to $1.0 million in Q3 2007. While gold production decreased significantly during Q3 2008 (1,683 ounces) compared to the same period a year earlier (3,159 ounces) the amount of gold sold was substantially higher during the current quarterly period (2,300 ounces for Q3 2008 compared to 1,000 ounces for Q2 2007) and the average gold price realized per ounce increased (from $631 per ounce in Q3 2007 to $802 per ounce in Q3 2008) leading to the approximately two-fold increase in revenues quarter over quarter.

Cost of sales was $1.8 million in Q3 2008 compared to $0.5 million in the same period a year earlier. The $1.2 million increase in operating costs is due to booking of costs in the current period related to ounces sold from inventory in the same period (see Section 5 – Summary of Quarterly Results). Although the cost of Denton-Rawhide’s property, plant and equipment has been almost completely amortized as the mine nears the end of its projected life, the mine continues to conduct various capital projects and as such, depreciation, depletion and amortization costs at Denton-Rawhide increased marginally (from a negligible amount in Q3 2007 to $0.1 million in Q3 2008).

The $1.1 million improvement in revenue was more than offset by the $1.3 million increase in cost of sales, which led to a $0.2 million decrease in mine operating income from $0.5 million in Q3 2007 to $0.3 million in Q3 2008.

Expenses

Net non-operating expenses were $4.0 million during Q3 2008 compared to $3.4 million for the same period a year earlier. Exploration expenditures increased by $0.9 million quarter over quarter ($3.3 million for Q3 2008 compared to $2.4 million for Q3 2007) due to increased expenditures related to the Company’s community relations initiatives in El Salvador. General and administrative costs were unchanged quarter over quarter ($0.6 million for each of Q3 2008 and Q3 2007). The Company booked an unrealized foreign exchange loss of $0.3 million during Q3 2008 (compared to an unrealized foreign exchange loss of $0.5 million for the same period a year earlier) reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand quarter over quarter.

Summary

The net effect of the $0.2 million decrease in mine operating income and $0.6 million increase in non-operating expenses, plus $0.1 million decrease in income taxes ($0.1 million for Q3 2007 compared to nil for Q3 2008) is a $0.7 million increase in net loss for the three month period ended January 31, 2008 of $3.7 million (compared to $3.0 million for the same period a year earlier).

5. SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results* (all amounts in thousands of US dollars, except per share amounts)
	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Revenue	$2,095	$2,753	$1,339	$3,088	$1,044	$2,595	$1,610	$1,945
Cost of Sales	$1,807	$2,177	$224	$2,340	$544	$1,728	$970	$1,219
Net non-Operating Expenses	$3,991	$3,449	$2,574	$3,880	$3,384	$3,209	$2,686	$2,394
Net loss	$(3,703)	$(1,539)	$(1,459)	$(3,042)	$(2,974)	$(1,355)	$(2,046)	$(1,711)
Net loss per share - basic and diluted	$(0.03)	$(0.01)	$(0.01)	$(0.03)	$(0.03)	$(0.01)	$(0.02)	$(0.01)
*unaudited

Though the Company does not experience any material cyclicity in its revenues, both revenues and mine operating costs vary quarter to quarter depending on gold production levels, gold sales during the quarter and the price of gold realized. In general, gold production at the Company’s Denton-Rawhide operation is declining as is typical and expected in the residual leaching phase of a heap leach operation.

As the Company makes minimal use of gold forward sales, the price of gold realized is closely linked with spot gold prices which have generally increased over the past eight quarters. From quarter to quarter, the number of ounces of gold sold may differ from the number of gold ounces produced, the difference being reflected in variations in bullion inventory on the Company’s balance sheet. During quarters when the number of gold ounces sold is substantially less than the number of gold ounces produced (for example, during Q1 2008 and Q3 2007), bullion inventory tends to increase and revenues tend to be lower (unless increases in the price of gold realized offset the difference) and mine operating costs, which are booked to reflect the costs related to gold ounces sold rather than produced, tend to decrease. When the ‘excess’ bullion inventory is subsequently sold, the reverse effect is seen (for example, during Q3 2008, Q2 2008 and Q4 2007).

Expenses have generally risen over the past eight quarters as the Company has increased its expenditures on local social and environmental programs, on top of its ongoing El Dorado drill program. In addition to exploration expenses, general and administrative expenses have generally risen over the past eight quarters in relation to increased regulatory requirements and associated legal and accounting costs, and increases in staff.

Net income (loss) varies quarter to quarter depending primarily on revenues and mine operating expenses as discussed above. Aside from production rates, gold sales, gold price, and exploration and general and administrative expenses, variability in net loss on a quarterly basis is largely a function of unusual events and expenses within the quarter.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

At January 31, 2008 Pacific Rim’s cash and cash equivalents totaled $0.8 million, a decrease of $0.3 million from the $1.1 million balance as of October 31, 2007 (the end of the Company’s second quarter of fiscal 2008) and a decrease of $1.7 million from the April 30, 2007 balance of $2.5 million, (the end of the Company’s previous fiscal year). At January 31, 2008, temporary investments and bullion were $1.6 million and $1.2 million respectively, compared to $4.8 million and $1.4 million respectively at October 31, 2007 and $7.9 million and $0.8 million respectively at April 30, 2007. The total of cash and cash equivalents, temporary investments and bullion (which in the Company’s opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) at January 31, 2008 was $3.5 million compared to $7.3 million at October 31, 2007 and $11.2 million at April 30, 2007, a decrease of $3.8 million over the three months ended January 31, 2008 and $7.7 million over the nine months ended January 31, 2008.

The Company’s temporary investments consist of bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment. The Company has no exposure to asset backed commercial paper.

During Q3 2008 the Company received cash flow from the following sources: $3.1 million from the redemption of temporary investments; and $0.3 million from the Denton-Rawhide residual leach operation. Outlays of cash during Q3 2008 included: $3.3 million in direct exploration expenditures; and $0.5 million on direct general and administrative expenses. The net of these cash inflows and outlays was decrease in cash and cash equivalents during Q3 2008 of $0.3 million.

Cash Flow Used For Operating Activities

Cash flow used for operating activities was $3.5 million in Q3 2008 compared to $3.2 million in Q3 2007. The $0.3 million increase in cash flow used for operating activities is primarily due to the increase in net loss from continuing operations quarter over quarter from $(3.0) million during Q3 2007 to $(3.7) million during Q3 2008, and changes in non-cash working capital items including: inventories ($(0.03) million for Q3 2008 compared to $(0.8) million for Q3 2007); accounts payable ($(0.4) million for Q3 2008 compared to $0.3 million; and receivables ($0.5 million for Q3 2008 compared to $(0.1) million for Q3 2007).

For the first nine months of fiscal 2008, cash flow used for operating activities increased by $2.8 million, from $5.9 million for the nine month period ended January 31, 2007 to $8.6 million the nine month period ended January 31, 2008. The increase in cash flow used for operating activities over the current nine month period compared to the same period a year earlier is largely attributable to the same factors that influenced the quarterly results for this item.

Cash Flow Provided by Investing Activities

Cash flow provided by investing activities was $3.1 million for Q3 2008 compared to $2.6 million for Q3 2007. In each of Q3 2008 and Q3 2007, cash flow provided by investing activities included redemptions from the Company’s temporary investments ($3.1 million for Q3 2008 and $3.2 million for Q3 2007). During Q3 2007, the Company’s cash flow provided by investing activities was reduced by $0.3 million for an advance option payments and $0.3 million on the purchase of property, plant and equipment, which were nil (for the former item) and negligible (for the latter item) amounts during Q3 2008.

Cash flow provided by investing activities was $6.6 million during the first nine months of fiscal 2008, compared to $4.6 million for the same period a year earlier. Although temporary investment redemption increased by $1.0 million period over period ($6.4 million for the first nine months of fiscal 2008 compared to $5.4 million for the same period a year earlier), and proceeds from discontinued operations increased by $1.4 million in the same period ($1.4 million for the first nine months of fiscal 2008 compared to nil for the first nine months of fiscal 2007), this was offset by the purchase of property, plant and equipment, which also increased period over period, from $0.5 million in the first nine months of fiscal 2007 to $1.2 million in the first nine months of the current fiscal year. Furthermore, the Company made a $0.3 million advance option payment during the first nine month period of fiscal 2007 for which there was no comparable item during the same period of the current year.

Cash Flow Provided by Financing Activities

During Q3 2008, the Company received a negligible amount of cash flow from financing activities compared to $0.2 million for Q3 2007. The Q3 2007 financing cash flow is related to the issuance of 233,438 shares upon the exercise of warrants related to the Company’s March 2006 equity financing (at an average price of CDN$0.84 per share).

Cash flow provided by financing activities was $0.2 million for the nine months ended January 31, 2008 compared to $0.5 million for the nine months ended January 31, 2007. Financing cash flow during the first nine months of fiscal 2008 related to the issuance of 282,500 shares upon the exercise of stock options (at an average price of CDN $0.79 per share), while financing cash flow for the same period a year earlier was from the exercise of warrants as described above plus 959,000 common shares upon the exercise of stock options (at an average price of CDN$0.29 per share).

Capital Resources and Financial Condition

At January 31, 2008 the book value of Pacific Rim’s current assets stood at $4.0 million compared to $11.8 million at April 30, 2007. The decrease in current assets is primarily a result of decreases in cash and cash equivalents (from $2.5 million at April 30, 2007 to $0.8 million at January 31, 2008) and temporary investments (from $7.9 million at April 30, 2007 to $1.6 million at January 31, 2008), offset in part by increases in bullion inventory ($0.8 million at April 30, 2007 compared to $1.2 million at January 31, 2008). The Company’s total assets at

January 31, 2008 were $15.0 million compared to $21.5 million at April 30, 2007, with property, plant and equipment increasing by $0.9 million (from $6.3 million at April 30, 2007 to $7.2 million at January 31, 2008), and closure fund balances increasing from $3.4 million at April 30, 2007 to $3.8 million at January 31, 2008.

At January 31, 2008, Pacific Rim had current liabilities of $1.8 million, a $0.7 million decrease from the April 30, 2007 amount of $2.5 million. The Company has no debt.

The $7.8 million decrease in current assets combined with the $0.8 million reduction in current liabilities, resulted in a $7.0 million reduction in working capital from $9.3 million at April 30, 2007 to $2.3 million at January 31, 2008.

Financing

In February 2008, subsequent to the end of Q3 2008, the Company announced its intention to raise up to CDN $5,040,000 by way of a non-brokered private placement of 4,800,000 units (“Units”), consisting of one share plus one share purchase warrant. As a result of strong investor interest, the financing was shortly thereafter increased to a maximum of 6,711,000 Units for CDN $7,046,550. The private placement, which closed on February 29, 2008, was conducted on a best-efforts/commercially reasonable basis.

As described in its news release #08-03 dated February 6, 2008, each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN $1.35 for a period of 18 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should its common stock trade above CDN $2.00 for 20 consecutive trading days. The Units will be subject to a four-month trading restriction beginning on the day of issuance. A finders fee of 7% commission and 7% agent warrants is payable on certain placees of the financing.

The proceeds of the financing will be used to fund the Company’s El Dorado and Santa Rita work programs, which the Company intends to accelerate upon the passing in El Salvador of new mining legislation that is expected in the coming months, and for general corporate purposes.

The Units, including the common stock, Warrants and shares underlying the Warrants, offered are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

Working Capital available for Exploration and Other Expenses

The Company’s exploration plans for the remainder of the current fiscal year and into fiscal 2009 are:

  to resume work on the El Dorado project feasibility study, incorporating the updated resource estimate, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study commenced in late fiscal 2006 and was originally expected to be completed during fiscal 2007 before being temporarily halted in March 2007 in order to include the important Balsamo deposit discovery to continue exploration drilling within the El Dorado project and test high priority gold targets in the central and southern part of the El Dorado district to continue exploration work, including resumption of a Phase 1 drill program, at the Santa Rita project to generate drill targets on the Company’s grassroots projects, and identify additional project acquisition opportunities

The Company’s anticipated fiscal 2008 exploration budget of $8.0 million has been exceeded by approximately $0.9 million to the end of Q3 2008. The Company anticipates its exploration plans for the remainder of fiscal 2008, as outlined above, plus general and administrative expenditures will cost approximately $3.0 million and $0.5 million respectively, which will be financed from the proceeds of the Company’s recent private placement financing, plus cash flows from the Denton-Rawhide operation.

A majority of the Company’s exploration expenditures are discretionary and can be adjusted according to short-term cash flow availability. In order to continue its exploration programs in the longer term, as well as meet its other expense obligations, the Company may require additional financing or alternatively may be required to reduce its expenditures.

Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute funds through the remainder of fiscal 2008 and beyond that will be used for exploration and/or general and administrative expenses. The Company also anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits (see Section 3), if, as, and when the Denton-Rawhide Property Purchase and Sale Agreement closes. Additional financing will be required when the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado.

7. CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations have not materially changed from those disclosed in its 2007 Annual Report.

8. CRITICAL ACCOUNTING POLICIES AND CHANGES

Critical Accounting Policies

As described in the Company’s 2007 Annual Report, the following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment

Property, plant and equipment is stated at cost as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Reviews are undertaken to evaluate the carrying values of property, plant and equipment when events or changes in circumstances indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

Exploration Expenses

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the determination is made to abandon the property. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, is capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

The Company’s share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 “Asset Retirement Obligations” which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations.

Stock-based Compensation

The Company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense over the vesting period, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

Derivative Transactions

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company’s entire forward sales activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources
The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate, 2005 pre-feasibility study, June 2006 resource estimate and January 2008 resource estimate (see Section 2).

Inventories
The current production inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of gold in process inventories at the Denton-Rawhide gold mine. The cost of the gold in process inventory was estimated by Kennecott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the cost of gold in the process of being recovered.

Accrued Closure Costs
Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 9 to the consolidated financial statements.

Changes in Accounting Policies

On May 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants relating to financial instruments. These changes were adopted on a prospective basis with no restatement of prior year financial statements. The new accounting standards are as follows:

Financial Instruments

In accordance with this new standard, all financial instruments are classified as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at cost. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in income.

As a consequence of adopting the financial instruments standard at May 1, 2007, temporary investments increased by $64 and the closure fund balance increased by $78, reflecting the adjustment for unrealized gains to state the balances at fair value

Comprehensive Income

In accordance with the new standard, a consolidated statement of comprehensive income/loss is now included in the Company’s consolidated financial statements and accumulated comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheets. Accumulated comprehensive income/loss includes unrealized gains and losses on the financial assets classified as available-for-sale.

9. RISKS AND UNCERTAINTIES

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of January 31, 2008, the Company had an accumulated deficit of $68.8 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for the remainder of fiscal 2008 and beyond. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks

Although the Company’s anticipated exploration expenditures through the remainder of fiscal 2008 can be funded from current cash and cash equivalents, temporary investments and bullion balances combined with the expected cash generated from leaching activities at Denton-Rawhide and the funds raised through the February 2008 private placement, additional funding may be required in order to meet the Company’s anticipated exploration and general and administrative costs combined in the longer term, or the Company’s exploration program expenditures may need to be reduced. Furthermore, current working capital balances are not sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will be sufficient or that additional funding will be available to the Company in the future to conduct long term exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including the failure to discover mineral deposits that are economically viable. Few properties that are explored are ultimately developed into producing mines. Except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company's properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company's principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure against or which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

Uncertainty of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.

Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a portion of its El Dorado Property exploration licenses to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an EIS. The approval of the El Dorado EIS by the El Salvadoran government is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant the Company an exploitation concession. El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the conversion process is underway.

Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado properties are located in El Salvador. In addition, the Company holds or seeks to acquire properties for exploration in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

Forward Selling Activities

The Company may utilize forward selling to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

The Company's Insurance Coverage May Be Inadequate

The mining industry is subject to significant inherent risks. While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Changes to the Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. The U.S. Congress is considering a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;
  reduce or prohibit the ability of a mining company to expand its operations; and
  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to cover all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

10. CONTROLS AND PROCEDURES

Disclosure Controls

There has been no change in the Company’s disclosure controls during the three months ended January 31, 2008 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

Internal Controls over Financial Reporting

There has been no change in the Company’s internal controls over financial reporting during the three months ended January 31, 2008 that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

11. ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

Environmental Permits and Mine Closure

In September 2004, the Company submitted an EIS to the El Salvador government for a 750 tonne per day operation. Technical approval of the EIS was granted in September 2005 and in October 2006, the finalized EIS (incorporating responses to government and public comments) was resubmitted to the El Salvador government. The Company is currently awaiting further instructions from El Salvadoran authorities or final acceptance of the EIS and granting of an environmental permit.

Pacific Rim has in deposit a closure fund of $3.8 million (fair market value) as of January 31, 2008, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. No further trust funding is required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Social and Environmental Programs

The Company’s social and environmental responsibilities are detailed in its 2007 Annual Report available at www.pacrim-mining.com or www.sedar.com.

During the remainder of fiscal 2008, the Company intends to continue its on-going social and environmental initiatives, which focus on community health and education and protection or improvement the environment

12. OUTLOOK

Pacific Rim’s available funds include current cash and cash equivalent balances, short term liquid investments, and projected cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2008 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A substantial portion of these funds, which include the proceeds of the private placement financing that was conducted subsequent to the end of Q3 2008, will be spent on the El Dorado gold project, on the Company’s ongoing exploration drill program that is currently testing the strike extensions of the Balsamo vein as well as other newly discovered gold-bearing veins at depth. The Company anticipates resuming work on its El Dorado feasibility study during the fourth quarter of fiscal 2008 or first quarter of fiscal 2009. Depending on the availability of the Company’s engineering consultants, the feasibility study requires roughly four to six months of additional work beyond what is currently completed. The El Dorado feasibility study will consider the economic impact of including the South Minita and Balsamo deposits in the El Dorado mine plan as envisioned in the January 2005 prefeasibility study and the possibility of expanding the annual throughput of the proposed operation. In addition the Company intends to continue exploration drilling within the El Dorado project, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district and will continue its social and environmental initiatives.

The Company plans to continue its exploration work at the Santa Rita gold project during the remainder of fiscal 2008, concentrating on continuing its trenching program of the Trinidad vein, before initiating a Phase 1 drill program to test this exciting prospect.

The Company’s ability to fund its exploration activities in the long term is dependent upon the level of discretionary exploration and general and administrative expenditures and the level of cash flow provided by the Denton-Rawhide operation to supplement its available cash on hand. In order to carry out its longer term exploration plans, additional financing may be required and/or or the Company’s exploration plans curtailed until such financing is obtained. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company’s currently available funds are not sufficient to conduct development activities at El Dorado.

The Company awaits receipt of an exploitation concession for the central El Dorado project area, which application is currently in process. The Company intends to commence development activities (construction of an access / haulage ramp) on the El Dorado property once it is able to evaluate the detailed economics outlined in the full feasibility study and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed.

Outside of the El Dorado and Santa Rita projects, during the remainder of fiscal 2008 the Company intends to spend a portion of its available funds on early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and continue project generation initiatives in El Salvador and elsewhere in North, Central and South America.

13. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs* (in thousands of US dollars except gold ounces and cost per ounce)

	Fiscal 2008 Total Cash Production Costs to January 31, 2008		Fiscal 2007 Total Cash Production Costs To January 31, 2007
	3 months ended	9 months ended	3 months ended	9 months ended
Operating costs	$1,723	$3,954	$539	$3,229
Silver credits realized	$(250)	$(915)	$(412)	$(835)
Inventory Change	$35	$406	$749	$854
Cost base for calculation	$1,508	$3,445	$876	$3,248
Gold ounces produced	1,683	6,548	3,158	9,153
Cost base per gold ounce produced	$896	$526	$278	$354
*unaudited

14. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 40-F filing (available at www.sec.gov); and corporate website www.pacrim-mining.com.

15. NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The July 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the July 2006 El Dorado resource estimate was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a

Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves

We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S.

Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated March 10, 2008.